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COMMISSION
0549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8-51001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hand Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Northwest Central Dr., 4th Floor
(No. and Street)

Houston	TX	77092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen S. Hand 713-460-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3600 HSBC Center	Buffalo	NY	14203-2879
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen S. Hand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hand Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLI C. HILL
MY COMMISSION EXPIRES
October 27, 2011

Signature

Exec. Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Hand Securities, Inc.
Financial Statements and Schedule
December 31, 2008

Hand Securities, Inc.
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Auditors

To the Board of Directors of
Hand Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, cash flows and changes in shareholder's equity present fairly, in all material respects, the financial position of Hand Securities, Inc. (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2009

Hand Securities, Inc.
Statement of Financial Condition
Year Ended December 31, 2008

Assets	
Cash and cash equivalents	$ 644,467
Deposits with clearing organization	28,641
Commissions and fees receivable	158,047
Income taxes receivable	8,015
Prepaid expenses	16,305
Total assets	855,475
Liabilities and Shareholder's Equity	
Accounts payable and accrued expenses	109,066
Total liabilities	109,066
Shareholder's equity	
Common stock, $1.00 par value, 50,000 shares authorized, 1,000 shares issued	1,000
Additional paid-in capital	644,830
Retained earnings	100,579
Total shareholder's equity	746,409
Total liabilities and shareholder's equity	$ 855,475

The accompanying notes are an integral part of these financial statements.

Hand Securities, Inc.
Statement of Income
Year Ended December 31, 2008

Revenues	
Commissions and fees	$ 1,004,736
Interest	7,857
Total revenues	1,012,593
Operating Expenses	
Management fee	900,700
Legal and professional fees	53,116
Data processing and communications	20,764
Insurance	4,325
Office supplies and postage	511
Other	2,965
Total operating expenses	982,381
Income before income taxes	30,212
Income taxes	15,282
Net income	$ 14,930

The accompanying notes are an integral part of these financial statements.

Hand Securities, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2008

	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2008	1,000	$ 1,000	$ 644,830	$ 135,649	$ 781,479
Dividends paid, $50 per share	-	-	-	(50,000)	(50,000)
Net income	-	-	-	14,930	14,930
Balance at December 31, 2008	1,000	$ 1,000	$ 644,830	$ 100,579	$ 746,409

The accompanying notes are an integral part of these financial statements.

Hand Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net Income	$ 14,930
Adjustments to reconcile net income to net cash provided by operating activities	
Deposit with clearing organization	26,979
Commissions and fees receivable	126,240
Income taxes receivable	(8,015)
Prepaid expenses	3,667
Accounts payable and accrued expenses	62,986
Current income taxes payable to the Parent	(193,788)
Net cash provided by operating activities	32,999
Cash flows from investing activities	
Net collections from affiliates	612,500
Net cash provided by investing activities	612,500
Cash flows from financing activities	
Cash dividends paid	(50,000)
Net payments to the Parent	(544,218)
Net cash used in financing activities	(594,218)
Decrease in cash and cash equivalents	51,281
Cash and cash equivalents	
Beginning of the year	593,186
End of the year	$ 644,467

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Hand Securities, Inc. (the Company), acts as an agent in connection with the purchase and sale of equity and debt securities and with the purchase and sale of shares in mutual funds with customer accounts cleared on a fully disclosed basis. The Company is a wholly-owned subsidiary of Hand Benefits & Trust Company (the Parent), which is a wholly-owned subsidiary of Benefit Plans Administrative Services, Inc. ("BPAS"), which is a wholly-owned subsidiary of Community Bank System, Inc. ("CBSI").

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3 and does not hold customer funds or securities, but, as an introducing broker or dealer, will clear all transactions with and for customers on a fully disclosed basis through a clearing broker. The Company is registered as a securities dealer with the SEC and various states and is registered with the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers all liquid financial instruments with original maturities of less than 90 days and not pledged or otherwise restricted, as cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of cash equivalents. At December 31, 2008, the Company's cash accounts exceeded federally insured limits by approximately $344,000.

Securities Transactions

Securities transactions and related sales commission revenues are recorded on a trade-date basis. Mutual fund revenues consist of sales commissions, 12b-1 fees and sub-transfer agent fees. The 12b-1 fees and sub-transfer agent fees are accrued as earned.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by CBSI. Income taxes are calculated on a consolidated return basis, with the Company's pro rata share of the tax provision either remitted to or received from CBSI. Accordingly, the Company has not recorded deferred tax assets or liabilities. Included in income tax is $7,591, before federal benefit, of Texas Margin Tax, which is calculated as a percent of gross revenue. Under Financial Accounting Standards No. 109, *Accounting for Income Taxes*, this is considered a tax based on income and, accordingly, is classified as income tax expense.

At December 31, 2008 the Company was owed $8,015 by CBSI for overpayment of the Company's pro rata share of income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as to the collectability of receivables, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to net capital, shall not exceed 15 to 1. At December 31, 2008, the Company's ratio of aggregate indebtedness to regulatory net capital was .20 to 1, and its regulatory net capital of $548,244 was greater than the minimum net capital required of $50,000.

Deposits with the clearing organization are considered allowable assets in the computation of net capital, pursuant to an agreement between the Company and the clearing organization that requires, among other things, for the clearing organization to perform a computation of deposits similar to the customer reserve computation set forth in Rule 15c3-3.

4. Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of approximately $25,000 as of December 31, 2008, be maintained by the Company. The deposit with the clearing organization bears interest at a rate determined by the clearing organization and is due on demand.

5. Contingent Liabilities

In the normal course of business, the Company's activities involve the execution, settlement and financing of securities' transactions through a clearing broker. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile markets.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines and by monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary. The Company has not experienced any losses to date related to these risks, and no future losses are anticipated.

6. Related-party Transactions

For the year ended December 31, 2008, the Company paid Benefit Plan Administrative Services, LLC, an affiliated company, management fees of $900,700 for administrative and recordkeeping services. Included in accounts payable and accrued expenses is $86,280 of management fees.

7. Major Customer

Commissions related to the Company's largest customer were approximately 49% of revenues. Accounts receivable at December 31, 2008 related to this customer were 68% of the balance and were current.

8. Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(ii). Under this exemption, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession of Control Requirements* are not required.

Hand Securities, Inc.

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Net capital	
Total shareholder's equity	$ 746,409
Deductions and/or charges	
Nonallowable assets	182,368
Other deductions, fidelity bond exces deductible	4,000
Hauircuts on securities	11,797
Net capital	548,244
Nonallowable assets	
Commissions and fees receivable	158,047
Prepaid expneses	16,306
Income taxes receivable	8,015
Total nonallowable assets	$ 182,368
Aggregate indebtedness	$ 109,066
Net capital requirement (the greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital requirement in excess of net capital	$ 498,244
Ratio of aggregate indebtedness to net capital	0.20 to 1

Note: The above computation agrees to the new capital computation of net capital under Rule 15c-3-1 as of December 31, 2008, filed by the company with the SEC on Part II of the unaudited Form X-17a-5.